Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2008

Mr. Joshua Schein
Chief Executive Officer
Lev Pharmaceuticals, Inc.
675 Third Avenue, Suite 2200
New York, NY 10017

Re: Lev Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 000-32947

Dear Mr. Schein:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis o Financial Condition and…, page 41

Contractual Obligations, page 51

1. Please revise your contractual obligations table to include the interests on long-term debt.

Consolidated Financial Statements, page F-1

2. Please revise your disclose to explain why it is appropriate to capitalize inventory in 2007 rather than expensing the costs as incurred as research and development expense. Your disclosure should include how the inventory is used and the shelf life of the inventory. In addition, explain the significant increase in inventory in 2007 and 2008. Ensure that you provide enough detail about the activities in the account to enable an understanding of turnover.

Notes to Consolidated Financial Statements, page F-8

Note J- Commitments and Contingencies, page F-21

[1] Sanquin Blood Supply Foundation, page F-21

(b) Distribution and Manufacturing Services Agreement and Loan Receivable, page F-21

3. Please revise your disclosure as it relates to the distribution and manufacturing agreement with Sanquin to include the following information:
   - Agreed-upon quantities of the Product to be purchased;
   - How the minimum purchase price was determined;
   - How the purchase price discount was determined;
   - The periods to which the discount is applicable to; and,
   - Whether the minimum purchase commitments disclosed on page F-22 include the discounts.

(c) License Agreement, page F-22

4. Please revise your disclosure as it relates to your license agreement with Sanquin to include the following information:
   - The percentage of royalties on net sales of products under the agreement;
   - Minimum annual royalties beginning in the first year of commercialization; and,
   - When the last patent is expected to expire.

[2] Plasma Agreement, page F-23

5. Please revise your disclosure as it relates to the DCI Agreement to include the following:
   - Minimum quantities of U.S Source Plasma you are obligated to purchase each year under the agreement;
   - How the purchase price is determined; and
   - Quantity of closing inventory that you are obligated to purchase if the agreement is terminated.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 2. Management's Discussion and Analysis or Plan of Operation, page 16

Cash Flows, page 21

6. We note your disclosure on page 21 of your Form 10-Q filed on April 30, 2008
    and in a Form 8-K filed on April 15, 2008 that you entered into an agreement with
    Biotest AG pursuant to which you will sell to Biotest your excess output of
    specific intermediate plasma products derived from the plasma processed by
    Sanquin Blood Supply Foundation on your behalf. We also note that you expect
    to sell approximately €6.4 million of these output products during 2008. It
    appears that you are substantially dependent on this agreement and that this
    agreement may be a material contract pursuant to Item 601(b)(ii)(B) of
    Regulation S-K. Please file a copy of this agreement. Alternatively, if you do not
    believe that that this agreement is a material contract pursuant to Item 601(b) of
    Regulation S-K, please provide us with an analysis supporting your determination
    that the agreement is not required to be filed. In addition, please note that Item
    601(a) requires you to file a copy of an exhibit if it is relevant to the subject
    matter reported on that Form 8-K. See Footnote 2 to the Exhibit Table provided
    in Item 601(a) of Regulation S-K.

                            *   *   *   *

        Please amend your Form 10-K and respond to these comments within 10 business
days or tell us when you will provide us with a response. Please furnish a cover letter
with your amendment that keys your responses to our comments and provide any
requested information. Detailed letters greatly facilitate our review. Please file your
letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
•   staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney at (202) 551-3575 or Michael Reedich, Senior Staff Attorney at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant